Exhibit 12.1
Aspect Software Group Holdings Ltd.
Ratio of Earnings to Fixed Charges
(In thousands)

	2008	2009	2010	2011	2012
(Loss) income before income taxes	$21,781	$39,144	$36,683	$43,424	$(3,190)
Add: Fixed charges net of capitalized interest	89,297	64,499	70,113	69,964	67,518
Income before income taxes and fixed charges (net of capitalized interest)	111,078	103,643	106,796	113,388	64,328
Fixed charges:
Interest	81,493	57,133	56,562	63,741	61,622
Amortization of debt issuance costs	5,249	5,224	11,325	4,141	4,080
Estimated interest component of rental expense	2,555	2,142	2,226	2,082	1,816
Total	89,297	64,499	70,113	69,964	67,518
Ratio of earnings before taxes and fixed charges, to fixed charges	1.24	1.61	1.52	1.62	0.95